SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ____________
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5) ____________

Revolution Lighting Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share	76155G107
(Title of class of securities)	(CUSIP number)

RVL 1 LLC c/o Aston Capital, LLC 177 Broad Street Stamford, CT 06901 With copies to: Marita A. Makinen, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (212) 419-5843
(Name, address and telephone number of person authorized to receive notices and communications)

December 1, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 76155G107		13D	Page 2
1	NAME OF REPORTING PERSON:	RVL 1 LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	82,453,863**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	82,453,863**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 82,453,863**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.5%**
14	TYPE OF REPORTING PERSON:	OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the date of filing of this Schedule 13D (the “Filing Date”), RVL 1 LLC (“RVL”) holds directly 82,453,863 shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc. (the “Company”). RVL is controlled by its managing member, Aston Capital, LLC.

Based on the 82,453,863 shares of Common Stock held directly by RVL, RVL is deemed to beneficially own 63.5% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 129,794,378 shares of Common Stock deemed issued and outstanding as of the Filing Date, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 1, 2014.

CUSIP No. 76155G107		13D	Page 3
1	NAME OF REPORTING PERSON:	Aston Capital, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	83,253,863**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	83,253,863**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 83,253,863**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.1%**
14	TYPE OF REPORTING PERSON:	OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 82,453,863 shares of Common Stock. Aston Capital, LLC (“Aston”) serves as the sole managing member of RVL. Aston holds directly 800,000 shares of Common Stock. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), Aston may be deemed to beneficially own 64.1% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 129,794,378 shares of Common Stock deemed issued and outstanding as of the Filing Date, as reported in the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2014.

CUSIP No. 76155G107		13D	Page 4
1	NAME OF REPORTING PERSON:	Robert V. LaPenta
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	100,000**
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	83,253,863**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	100,000**
PERSON WITH	10	SHARED DISPOSITIVE POWER:	83,253,863**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 83,353,863**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.2%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 82,453,863 shares of Common Stock and Aston holds directly 800,000 shares of Common Stock. Aston is the managing member of RVL. Robert V. LaPenta is a member and officer of Aston and RVL. Further, Robert V. LaPenta is sole owner of 100,000 shares of Common Stock purchased for his own account in various open market purchases. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Robert V. LaPenta may be deemed to beneficially own 64.2% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 129,794,378 shares of Common Stock deemed issued and outstanding as of the Filing Date, as reported in the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2014.

CUSIP No. 76155G107		13D	Page 5
1	NAME OF REPORTING PERSON:	James A. DePalma
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	275,000**
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	83,253,863**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	275,000**
PERSON WITH	10	SHARED DISPOSITIVE POWER:	83,253,863**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 83,528,863**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.4%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 82,453,863 shares of Common Stock and Aston holds directly 800,000 shares of Common Stock. Aston is the managing member of RVL. James A. DePalma is an officer of RVL and a member and officer of Aston. Further, James A. DePalma is sole owner of 275,000 shares of Common Stock purchased for his own account in various open market purchases. Thus, for the purposes of Rule 13d-3 under the Exchange Act, James A. DePalma may be deemed to beneficially own 64.4% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 129,794,378 shares of Common Stock deemed issued and outstanding as of the Filing Date, as reported in the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2014.

CUSIP No. 76155G107		13D	Page 6
1	NAME OF REPORTING PERSON:	Robert V. LaPenta, Jr.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	83,253,863**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	83,253,863**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 83,253,863**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.1%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 82,453,863 shares of Common Stock and Aston holds directly 800,000 shares of Common Stock. Aston is the managing member of RVL. The Robert V. LaPenta Jr. 2012 Trust (the "Trust") is a member of RVL. Robert V. LaPenta, Jr. is an officer of RVL, a member and officer of Aston, a trustee and the beneficiary of the Trust. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Robert V. LaPenta, Jr. may be deemed to beneficially own 64.1% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 129,794,378 shares of Common Stock deemed issued and outstanding as of the Filing Date, as reported in the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2014.

CUSIP No. 76155G107		13D	Page 7
1	NAME OF REPORTING PERSON:	Robert A. Basil, Jr.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	83,253,863**
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	83,253,863**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 83,253,863**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.1%**
14	TYPE OF REPORTING PERSON:	IN

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 82,453,863 shares of Common Stock and Aston holds directly 800,000 shares of Common Stock. Aston is the managing member of RVL. Robert A. Basil, Jr. is an officer of RVL and a member and officer of Aston. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Robert A. Basil, Jr. may be deemed to beneficially own 64.1% of the Common Stock of the Company deemed issued and outstanding as of the Filing Date. This calculation is based on 129,794,378 shares of Common Stock deemed issued and outstanding as of the Filing Date, as reported in the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2014.

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D originally filed on October 5, 2012, as amended (the “Original Schedule”), by RVL 1 LLC (“RVL”), Aston Capital, LLC (“Aston”), Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Robert V. LaPenta, Jr. and Mr. Robert A. Basil, Jr. (collectively, the “Reporting Persons”) and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 25, 2014, the Company entered into an Exchange Agreement with RVL (the “Exchange Agreement”) pursuant to which the Company completed the conversion of all of its outstanding series of preferred stock for an aggregate of 36,300,171 shares of Common Stock issued to RVL. The transactions contemplated by the Exchange Agreement were completed on December 1, 2014.

Immediately prior to the conversion undertaken pursuant to the Exchange Agreement, RVL was the holder of (i) 2 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series B Stock”), (ii) 10,224 shares of Series C Senior Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series C Stock”), (iii) 5,000 shares of Series E Convertible Redeemable Preferred Stock, par value $0.001 per share, of the Company (the “Series E Stock”), and (iv) 18,000 shares of Series G Senior Convertible Redeemable Preferred Stock, par value $0.001 per share, of the Company (the “Series G Stock” and, together with the Series B Stock, the Series C Stock and the Series E Stock, the “Preferred Stock”).

Pursuant to the terms of the Exchange Agreement and the Certificate of Designations, Preferences and Rights relating to each series of Preferred Stock, RVL converted each series of Preferred Stock, including accrued but unpaid dividends thereon, as applicable, for an aggregate of 28,092,176 shares of underlying Common Stock (the “Conversion Shares”). As consideration for RVL’s conversion of the Preferred Stock and extinguishment of all rights relating thereto under the applicable Certificate of Designations, Preferences and Rights, the Company issued to RVL 8,207,995 additional shares of Common Stock (the “Additional Shares”). The aggregate amount of Common Stock issued to RVL under the Exchange Agreement was approved by an independent audit committee of the Company’s board of directors following its review of a third party valuation analysis.

Pursuant to an Exchange Agreement, dated June 30, 2014, by and between the Company, RVL and Aston (the “June 2014 Exchange Agreement”), the Company agreed to issue 5,404.31 shares of Series G Stock to RVL and 12,595.69 shares of Series G Stock to Aston, in each case in exchange for other preferred stock of the Company or the extinguishment of debt. The 12,595.69 shares of Series G Stock were issued to RVL as designee of Aston.

Robert V. LaPenta owns 100,000 shares of Common Stock which he has purchased through open market purchases for his own account, purchased since the date of filing of Amendment No. 4 to the Original Schedule. Mr. LaPenta, in his capacity as a member and officer of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 83,353,863 shares of Common Stock, constituting approximately 64.2% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

James A. DePalma owns 275,000 shares of Common Stock which he has purchased through open market purchases for his own account, including 25,000 shares of Common Stock purchased since the date of filing of Amendment No. 4 to the Original Schedule. Mr. DePalma, in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 83,528,863 shares of Common Stock, constituting approximately 64.4% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

None of the Reporting Persons has borrowed any funds in connection with the Exchange Agreement or any other transaction described above.

Item 4.	Purpose of Transaction.

On November 25, 2014, the Company and RVL entered into the Exchange Agreement (as described in Items 3 and 6). The transactions effected by the Exchange Agreement were undertaken in connection with the Company conducting an underwritten public offering, which was completed on December 1, 2014 (the “Public Offering”). The conversion of the Preferred Stock and the consummation of the Exchange Agreement were made contingent upon the completion of the Public Offering. The purpose of the Exchange Agreement was to simplify the Company’s capital structure, eliminate liquidation preferences and dividend rights of the Preferred Stock, and to otherwise extinguish the special rights relating to the Preferred Stock under each applicable Certificate of Designations, Preferences and Rights in connection with the Public Offering.

To facilitate the Public Offering, the Company entered into an Underwriting Agreement, dated November 25, 2014, with Roth Capital Partners, LLC, as representative of the several underwriters (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, each member of the board of directors of the Company (the “Board”), including Messrs. LaPenta, DePalma, LaPenta, Jr. and Basil, Jr., executed a standard form of Lock-Up Agreement (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, each member of the Board agrees, among other things, not to offer, pledge, sell, or contract to sell any shares of Common Stock (subject to certain exceptions) for a period beginning on November 25, 2014 and ending 90 days after the date of the final prospectus supplement relating to the Public Offering (the “Lock-Up Period”).

Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, RVL and/or any other Reporting Person may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so (including the Lock-Up Agreement) in privately negotiated transactions, open market purchases or otherwise.

RVL intends to continue to have active participation in the management of the Company through representation on the Board. As the controlling shareholder of the Company, RVL will be able to continue to elect the Board by exercising the voting rights of the Common Stock held by RVL.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except that the Company may file Certificates of Elimination to eliminate its existing series of Preferred Stock, no shares of which remain issued and outstanding following the transactions reported herein.

Item 5.	Interest in Securities of the Issuer.

The Information contained in Item 3 and Item 4 and Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each of the Reporting Persons, including all footnotes thereto, are incorporated herein by reference.

(a) Upon consummation of the transactions contemplated by the Exchange Agreement (as described in Items 3 and 6), RVL became the record holder of 82,453,863 shares of Common Stock, constituting approximately 63.5% of the total shares of Common Stock deemed issued and outstanding as of the filing date of this Schedule 13D (the “Filing Date”). The percentage ownership reported in this Schedule 13D is estimated based on 129,794,378 shares of Common Stock deemed issued and outstanding as of the Filing Date, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2014. Pursuant to the Underwriting Agreement (as described in Items 4 and 6), the reported 129,794,378 shares of Common Stock deemed issued and outstanding excludes the underwriters’ over-allotment option for 1,200,000 shares of Common Stock (the “Over-Allotment Option”). The Over-Allotment Option has not been exercised as of the Filing Date.

Aston, in its capacity as the managing member of RVL, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of the 82,453,863 shares of Common Stock of which RVL is the record holder. Further, pursuant to a management services agreement with the Company, entered into on April 16, 2013 (the “Management Agreement”), Aston has received grants of 500,000 shares of restricted stock and 300,000 shares of restricted stock, on May 15, 2013 and April 21, 2014, respectively, under the Company’s 2013 Stock Incentive Plan (as amended). Notwithstanding the vesting provisions of the restricted stock awards, Aston may exercise full voting rights with respect to the restricted shares, and thus all 800,000 shares of restricted stock are reportable under the beneficial ownership definition of Rule 13d-3(a)(1) of the Exchange Act. Accordingly, as of the Filing Date, for purposes of Rule 13d-3 of the Exchange Act, Aston may be deemed to beneficially own 83,253,863 shares of Common Stock, constituting approximately 64.1% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

Robert V. LaPenta owns 100,000 shares of Common Stock which he has purchased through open market purchases for his own account, purchased since the date of filing of Amendment No. 4 to the Original Schedule as described in Item 3 of this Schedule 13D. Mr. LaPenta, in his capacity as a member and officer of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 83,353,863 shares of Common Stock, constituting approximately 64.2% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

James A. DePalma owns 275,000 shares of Common Stock which he has purchased through open market purchases for his own account, including 25,000 shares of Common Stock purchased since the date of filing of Amendment No. 4 to the Original Schedule, as described in Item 3 of this Schedule 13D. Mr. DePalma, in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 83,528,863 shares of Common Stock, constituting approximately 64.4% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

Robert V. LaPenta, Jr., in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 83,253,863 shares of Common Stock, constituting approximately 64.1% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

Robert A. Basil, Jr., in his capacity as an officer of RVL and a member and officer of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 83,253,863 shares of Common Stock, constituting approximately 64.1% of the total shares of Common Stock deemed issued and outstanding as of the Filing Date.

(b) Except as disclosed in this Item 5, none of the Reporting Persons and, to the best of their knowledge, none of the managing member, members or officers of Aston or RVL, beneficially own any shares of Common Stock.

(c) The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference. Other than the transactions disclosed in this Item 5 and the transactions described in Items 3 and Item 6, none of the Reporting Persons has effected any transactions in respect of Common Stock within the past 60 days.

(d) The right to receive dividends on, and proceeds from, the sale of the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous member interests.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 25, 2014, the Company and RVL entered into the Exchange Agreement (as described in Item 3). On December 1, 2014, the Company and RVL consummated the transactions contemplated by the Exchange Agreement, providing for the issuance to RVL of 36,300,171 shares of Common Stock, including the Conversion Shares and the Additional Shares, in consideration for the conversion of all shares of Preferred Stock and the extinguishment of all rights relating thereto under the applicable Certificate of Designations, Preferences and Rights.

On November 25, 2014, the Company and Roth Capital Partners, LLC entered into the Underwriting Agreement (as described in Item 4), and on December 1, 2014, the Company completed the Public Offering (as described in Item 4) as contemplated by the Underwriting Agreement.

Pursuant to an Investment Agreement, dated September 12, 2012, by and between the Company and RVL for the Series B Stock (the “Series B Investment Agreement”), and a Registration Rights Agreement, dated September 25, 2012, by and between the Company and RVL with respect to the Series B Stock (and made applicable to the Series C Stock, the Series E Stock and the Series G Stock by virtue of certain Registration Rights Agreement Acknowledgements, dated as of December 20, 2012, February 21, 2013, and June 30, 2014, respectively) (the “Registration Rights Agreement”), RVL was entitled to certain rights in the event that the Company proposes to register shares of Common Stock in connection with a public offering of such shares. On November 25, 2014, the Company and RVL executed a Waiver, pursuant to which RVL unconditionally and irrevocably waived any and all of its (i) rights of first refusal or other similar rights that it has under the Investment Agreement, and (ii) registration rights or other similar rights that it has under the Registration Rights Agreement with respect to the Public Offering and the shares registered on the registration statement on Form S-3 filed with the Securities and Exchange Commission on October 22, 2014 under the Securities Act of 1933, as amended, (File No. 333-199510).

In connection with the Underwriting Agreement, each member of the Board, including Messrs. LaPenta, DePalma, LaPenta, Jr. and Basil, Jr., executed a Lock-Up Agreement (as described in Item 4). During the Lock-Up Period, the members of the Board will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock (in each case, subject to certain exceptions set forth in the Lock-Up Agreement). The Lock-Up Period may be extended in the event that the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the Lock-Up Period, or if the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period.

On April 16, 2013, the Company entered into the Management Services Agreement with Aston to memorialize certain management services that Aston has been providing to the Company since RVL acquired majority control of the Company’s voting stock on September 25, 2012. Pursuant to the Management Services Agreement, Aston has provided consulting services in connection with financing matters, budgeting, strategic planning and business development, including, without limitation, assisting the Company in (i) analyzing the operations and historical performance of target companies; (ii) analyzing and evaluating the transactions with such target companies; (iii) conducting financial, business and operational due diligence, and (iv) evaluating related structuring and other matters.

In consideration of the services provided by Aston under the Management Services Agreement, the Company issued 500,000 shares of restricted common stock to Aston Capital, LLC, on May 15, 2013. The 500,000 shares will vest in three equal annual increments, with the first such vesting date being September 25, 2013. In further consideration of the services provided by Aston under the Management Services Agreement, the Company awarded an additional 300,000 shares of restricted common stock to Aston on April 21, 2014. The 300,000 shares will vest in three equal annual increments, with the first such vesting date being September 25, 2014.

The Management Services Agreement and the further grant of restricted stock to Aston were unanimously approved by the Audit Committee of the Company’s Board of Directors in accordance with the Company’s procedures for approving related party transactions.

The foregoing description of the Exchange Agreement, the Investment Agreement, the Registration Rights Agreement, the Underwriting Agreement and/or the Management Services Agreement does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement, the Investment Agreement, the Registration Rights Agreement the Underwriting Agreement and the Management Services Agreement, which are filed as exhibits to this report and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.
Exhibit No.
1.1	Underwriting Agreement, dated November 25, 2014, by and between Revolution Lighting Technologies, Inc. and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 26, 2014).
10.1	Exchange Agreement, dated November 25, 2014, by and between Revolution Lighting Technologies, Inc. and RVL 1 LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 26, 2014).
10.2	Investment Agreement, dated September 12, 2012, by and between Revolution Lighting Technologies, Inc. and RVL 1 LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 17, 2012).
10.3	Registration Rights Agreement, dated September 25, 2012, by and between Revolution Lighting Technologies, Inc. and RVL 1 LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 26, 2012).
10.4	Management Services Agreement, dated April 16, 2013, by and between Revolution Lighting Technologies, Inc. and Aston Capital, LLC (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 16, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014.

RVL 1 LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014.

ASTON CAPITAL, LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014.

/s/ Robert V. LaPenta
ROBERT V. LAPENTA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014.

/s/ James A. DePalma
JAMES A. DEPALMA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014.

/s/ Robert V. LaPenta, Jr.
ROBERT V. LAPENTA, JR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014.

/s/ Robert A. Basil, Jr.
ROBERT A. BASIL, JR.